Exhibit (a)(5)(ii)

Media Release

9 January 2007

Actelion Ltd. Announces Successful Completion of its Cash Tender Offer for Shares of CoTherix, Inc.

More than 97 percent of shares tendered – Deal to be consummated at the end of Tuesday, 9 January 2007

ALLSCHWIL, SWITZERLAND – 09 January 2007 – Actelion Ltd. (SWX:ATLN) announced today that an indirect wholly-owned subsidiary, Curl Acquisition Subsidiary, Inc., has acquired a majority of the shares of CoTherix, Inc. Curl Acquisition Subsidiary’s cash tender offer to purchase all of the outstanding common stock of CoTherix expired, as scheduled, at midnight, Eastern time, on Monday, 8 January 2007.

Curl Acquisition Subsidiary, Inc. has been advised by Computershare, Inc., the depositary for the offer, that as of 6:30 p.m., Eastern time, on 8 January 2007, a total of 27,875,338 shares of CoTherix common stock was validly tendered and not withdrawn prior to the expiration of the offer, including 1,518,034 shares subject to guaranteed delivery procedures. Curl Acquisition Subsidiary has accepted all of these shares for payment. The shares accepted for payment represent approximately 97.1% percent of CoTherix’s outstanding shares of common stock.

As the final step of the acquisition process, Curl Acquisition Subsidiary intends to consummate a merger with CoTherix in which the remaining CoTherix shareholders will receive the same $13.50 cash price per share paid in the tender offer. Consummation of the merger will occur at 11:59 p.m., Pacific time, on 9 January 2007.

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Actelion Ltd

Actelion Ltd. is a biopharmaceutical company with its corporate headquarters in Allschwil/Basel, Switzerland. Actelion’s first drug Tracleer®, an orally available dual endothelin receptor antagonist, has been approved as a therapy for pulmonary arterial hypertension. Actelion markets Tracleer® through its own subsidiaries in key markets worldwide, including the United States (based in South San Francisco), the European Union, Japan, Canada, Australia and Switzerland. At the end of September 2006, Tracleer® was commercially available in

35 countries worldwide. Actelion, founded in late 1997, is a leading player in innovative science related to the endothelium — the single layer of cells separating every blood vessel from the blood stream. Actelion’s over 1,200 employees focus on the discovery, development and marketing of innovative drugs for significant unmet medical needs. Actelion shares are traded on the SWX Swiss Exchange (ticker symbol: ATLN).

About CoTherix, Inc.

CoTherix, Inc. is a biopharmaceutical company focused on licensing, developing and commercializing therapeutic products for the potential treatment of cardiovascular disease. CoTherix, Inc. licensed the exclusive U.S. rights to Ventavis® from Schering AG, which currently markets Ventavis® in Europe and Australia. In June 2006, CoTherix, Inc., licensed exclusive rights to develop and commercialize oral and inhaled formulations of Fasudil, a rho-kinase inhibitor, for the treatment of PAH and stable angina in North America and Europe from Asahi Kasei Pharma Corporation.

For further information please contact:

Actelion Ltd, Gewerbestrasse 16, CH-4123 Allschwil

Investor Contact	Roland Haefeli	+41 61 565 64 58
+1 650 624 6936

Media Contact	Peter Engel	+41 61 565 66 28
+1 650 624 6996

http://www.actelion.com